UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Formula Systems (1985) Ltd., or Formula, today announced that it has completed the acquisition of 50% of the share capital of TSG IT Advanced Systems Ltd., or TSG, a subsidiary and the military arm of Ness Technologies engaged in the fields of command and control systems, intelligence, homeland security and cyber security. The remaining 50% of the share capital of TSG was acquired by Israeli Aviation Industry, or IAI. Formula and IAI were also assigned certain inter-company loans. The aggregate purchase price for the acquisition was approximately $51,500,000 in cash (subject to certain adjustments). TSG is a leading provider of core command and control systems to Israel’s defense organization, including the Israeli Defense Forces and the Israeli Police.

Guy Bernstein, Formula’s CEO, said: “The acquisition of TSG, a leader in its field, adds a significant fourth leg to Formula’s portfolio, extending our reach to the defense and growing cyber security industries. This gives us a solid base on which we can continue to build our business.”

Cautionary Note Regarding Forward-Looking Statements

Except for any historical information contained herein, matters discussed in this Report of Foreign Private Issuer on Form 6-K might include forward-looking statements that involve a number of risks and uncertainties. For any statements related to financial results, actual results might vary significantly based upon a number of factors, including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula’s most recent Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: May 10, 2016	By:	/s/ Guy Bernstein
Guy Bernstein
Chief Executive Officer